FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐          No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐          No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release, dated August 7, 2009, entitled “Santander announces results of exchange offers for certain of the Group’s outstanding US$ Tier 1 preferred securities and Upper Tier 2 debt securities”

2	Press Release, dated August 7, 2009, “Santander announces results of the exchange offer for one of the Group’s outstanding Sterling Upper Tier 2 securities”

Item 1
PRESS RELEASE
7 August 2009
Santander announces results of exchange offers for certain of the Group’s outstanding US$ Tier 1 preferred securities and Upper Tier 2 debt securities
On 9 July 2009, Banco Santander, S.A. (“Santander” and together with its subsidiaries the “Group”) announced a capital markets transaction to improve the efficiency of the Group’s capital structure and strengthen the balance sheet. The transaction comprised, among others, offers to exchange existing Tier 1 preferred securities and existing Upper Tier 2 debt securities of Santander and its subsidiaries (together, the “Existing Securities”) for new capital instruments.
The expiration time and date for the exchange offers in respect of the Existing Securities (the “Exchange Offers”) was 5:00 p.m., New York time, 6 August 2009.
Santander has accepted all existing Upper Tier 2 debt securities validly tendered for exchange in the exchange offer for such securities.
Santander has not accepted any tenders of existing Tier 1 preferred securities in the exchange offer for such securities because the condition requiring the tender of at least 10% in outstanding liquidation preference of the existing Tier 1 preferred securities was not met.
As of the expiration time and date, the aggregate participation rate for the exchange offer in respect of the existing Upper Tier 2 debt securities described in the table below was 23.3 % of the outstanding principal amount of such securities. The aggregate principal amount of the New Lower Tier 2 Debt Securities (the “New Securities”) to be issued in exchange for the existing Upper Tier 2 debt securities described below is $257,500,000.
Settlement of the exchange of New Securities for the existing Upper Tier 2 debt securities described below is expected to take place on 11 August 2009.
1) Offer to Exchange into New Santander Lower Tier 2 Debt Securities

Amount of Existing
Title of Existing	CUSIP and ISIN	Security Accepted
Security	Numbers	for Exchange	New Security
Santander Perpetual S.A Unipersonal Series 2 $1,500,000,000 Outstanding Guaranteed Perpetual Step-Up Subordinated Notes, guaranteed by Banco Santander, S.A.	CUSIPs: 80281YAA5, E86920AA8; ISINs: US80281YAA55, USE86920AA84	$349,530,000	Santander Issuances, S.A. Unipersonal 6.5% Fixed-to-Floating (3m $Libor + 3.92%) Callable Subordinated Notes due 2019, guaranteed by Banco Santander, S.A.

CUSIPs: 80281T AD0, E8682Y AS7

ISINs: US80281TAD00,
USE8682YAS75
2) Offer to Exchange Banesto Holdings Ltd. 10.5% Non-Cumulative Guaranteed Preference Shares, Series A, Guaranteed by Banco Español de Crédito, S.A. (CUSIP: 059873109; ISIN: US0598731091) into New Santander Tier 1 Preferred Securities
The aggregate participation rate for the exchange offer in respect of the existing Tier 1 preferred securities was below the 10% minimum tender condition precedent to the consummation of the exchange offer in respect of the existing Tier 1 preferred securities. Accordingly, Santander will not consummate that exchange offer and existing Tier 1 preferred securities that have been tendered will be returned to holders promptly.

The Exchange Offers have only been made to holders of outstanding securities subject to the Exchange Offers that have certified certain matters to Santander, including their status as either “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act or persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act (collectively, “Eligible Holders”).
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of New Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
The Exchange Offers have only been made to, and any offers to exchange will not be accepted from, or on behalf of, Eligible Holders in any jurisdiction in which the making of such Exchange Offers would not be in compliance with the laws or regulations of such jurisdictions.
THE NEW SECURITIES HAVE NOT BEEN AND ARE NOT EXPECTED TO BE REGISTERED UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.
Offer and Jurisdiction Restrictions
THE EXCHANGE OFFERS ARE SUBJECT TO OFFER RESTRICTIONS IN, AMONG OTHER COUNTRIES, SPAIN, THE UNITED KINGDOM, ITALY, BELGIUM, FRANCE AND SWITZERLAND AND THE DISTRIBUTION OF THIS ANNOUNCEMENT IN THOSE JURISDICTIONS IS RESTRICTED BY THE LAWS OF SUCH JURISDICTIONS.
This is not an offer to sell or exchange and it is not a solicitation of an offer to buy securities in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Neither the issuer, the offerors, the guarantor or the dealer manager has taken any action in any jurisdiction outside of the United States to facilitate a public offer of securities outside the United States or to facilitate the distribution of this document nor any other document published in connection with the Exchange Offers (the “Private Exchange Offer documents”) in any jurisdiction outside of the United States. Neither this document nor any Private Exchange Offer document constitutes an invitation to participate in the Exchange Offers in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document or the Private Exchange Offer documents comes are required by each of the issuer, the guarantor, the offerors and the dealer manager to inform themselves about, and to observe, any such restrictions. No action has been or will be taken in any jurisdiction by the issuer, the guarantor, the offerors or the dealer manager in relation to the exchange offer described herein and in the Private Exchange Offer documents that would permit a public offering of securities. The ability of non-U.S. persons to tender Existing Securities in the Exchange Offers will be subject to compliance with applicable laws and may depend on whether there is an exemption available under applicable law that would permit the person to participate in the Exchange Offers without the need for the issuer, the guarantor, the offerors or the dealer manager to take any action to facilitate a public offering of securities in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings of securities if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors. Non-U.S. holders should consult their advisors in considering whether they may participate in the Exchange Offers in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the New Securities that may apply in their home countries. No assurance can be provided about whether such limitations may exist.
Neither this document nor any other offering material relating to the Exchange Offers constitutes an offer to sell or buy or a solicitation of an offer to sell or buy the Existing Securities and/or the New Securities, as applicable, and offers of Existing Securities for exchange in the Exchange Offers will not be accepted from holders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Exchange Offers to be made by a licensed broker or dealer and a dealer manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Exchange Offers shall be deemed to be made by such dealer manager or such affiliate (as the case may be) on our behalf in such jurisdictions. Each holder of Existing Securities participating in the Exchange Offers will also be deemed to give certain representations in respect of the jurisdictions referred to above. Any offer of Existing Securities for exchange pursuant to the Exchange Offers from a person that is unable to make these representations will not be accepted. The issuer, the guarantor, the offerors and the dealer manager each reserve the right, in their respective absolute discretion, to investigate, in relation to any offer of Existing Securities for exchange pursuant to the Exchange Offers, whether any such representation given by a person is correct and, if such investigation is undertaken and as a result any of them determine (for any reason) that such representation is not correct, such offer shall not be accepted.

Item 2
THIS ANNOUNCEMENT IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY IN, OR INTO, ITALY OR TO ANY ITALIAN PERSON
7 AUGUST 2009
Santander announces results of the exchange offer for one of the Group’s outstanding Sterling Upper Tier 2 securities
On 9 July 2009, Santander Financial Exchanges Limited (the Offeror) announced an invitation pursuant to the terms of the exchange offer (the Offer) to holders of £200,000,000 Guaranteed Perpetual Step-Up Subordinated Notes (the Existing Notes) issued by Santander Central Hispano Financial Services Limited (the Issuer) to offer Existing Notes for exchange for 7.3% 10NC5 Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019 (the New Notes), issued by Santander Issuances, S.A. Unipersonal and guaranteed on a subordinated basis by Banco Santander, S.A.
In addition, the Issuer invited holders of the Existing Notes to approve the modification of the conditions of the Existing Notes by way of extraordinary resolution (the Extraordinary Resolution) to provide for the Offeror to have the option to accept offers to exchange Existing Notes for New Notes.
The Issuer and the Offeror announce that
•
at the meeting of holders of the Existing Notes held today, 7 August 2009, the Extraordinary Resolution has been duly passed. Accordingly, the modifications to the fiscal agency agreement dated 22 June 2001 and to the conditions of the Existing Notes referred to in the Extraordinary Resolution have been implemented with effect on and from today, 7 August 2009, and

•	the Offeror has accepted all Existing Notes validly offered for exchange.
As at the expiration date, the participation rate for the Offer was 83% of the Existing Notes. The principal amount of the New Notes issued pursuant to the Offer will be £131,250,000. This further tranche of New Notes will be consolidated and form a single series with the existing £712,100,000 7.3% Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019 (ISIN: XS0440403797) issued on 27 July 2009 with effect from the date which is expected to be on or around 40 days after the Settlement Date.
Settlement on the New Notes will take place on 12 August 2009.

		Amount
Title of Existing		Accepted for
Notes	ISIN Number	Exchange	New Notes
Santander Central Hispano Financial Services Limited £200,000,000 Guaranteed Perpetual Step-Up Subordinated Notes	XS0131038522	£165,380,000	Santander Issuances, S.A. Unipersonal

			7.3% Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate (3m £Libor + 416 basis points) Instruments due 2019, guaranteed on a subordinated basis by Banco Santander, S.A.

			Tranche Principal amount: £131,250,000

			Temporary ISIN: XS0440404092

The above tranche will be consolidated and form a single series with the existing £712,100,000 7.3% Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019 (ISIN: XS0440403797) and issued on 27 July 2009 with effect from the date which is expected to be on or around 40 days after the Settlement Date

Offer and jurisdiction restrictions
THE NEW NOTES HAVE NOT BEEN AND ARE NOT EXPECTED TO BE REGISTERED UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.
THE OFFER IS SUBJECT TO OFFER RESTRICTIONS IN, AMONG OTHER COUNTRIES, SPAIN, THE UNITED STATES OF AMERICA, UNITED KINGDOM, ITALY, BELGIUM, FRANCE AND SWITZERLAND, ALL AS MORE FULLY DESCRIBED IN THE CONSENT AND EXCHANGE OFFER MEMORANDUM PUBLISHED BY THE OFFEROR ON 9 JULY 2009 AND THE DISTRIBUTION OF THIS ANNOUNCEMENT IN THOSE JURISDICTIONS IS RESTRICTED BY THE LAWS OF SUCH JURISDICTIONS.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: August 7, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President